UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SJW GROUP

(Name of Subject Company)

SJW GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784305104

(CUSIP Number of Class of Securities)

Suzy Papazian

General Counsel and Corporate Secretary

SJW Group

110 West Taylor Street

San Jose, California 95110

(408) 279-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Leif B. King

Kenton J. King

Pankaj K. Sinha

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018 (together with any exhibits and annexes attached thereto, the “Statement”), by SJW Group, a Delaware corporation (“SJW” or the “Company”). The Statement relates to the offer by Waltz Acquisition Sub, Inc., a Delaware corporation (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of California Water Service Group, a Delaware corporation (“California Water”), pursuant to which the Offeror has offered to acquire all of the outstanding Shares at a price of $68.25 per Share net to the seller in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Amendment No. 1 as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO filed by the Offeror and California Water with the SEC on June 7, 2018, as amended by Amendment No. 1 to the Schedule TO filed by the Offeror and California Water with the SEC on June 21, 2018. All information regarding the Offer as set forth in the Statement, including all exhibits and annexes that were previously filed with the Statement, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation

The paragraph beginning with “By letter dated June 8, 2018, . . .” in the section entitled “Background” on page 16 of the Statement is deleted and replaced in its entirety with the following:

By letter dated June 8, 2018, the General Counsel of the CPUC directed SJW and San Jose Water Company to submit an application for approval of the Merger of Equals by the CPUC.

On June 11, 2018, the CPUC published an agenda for a meeting to be held on June 21, 2018; included among the agenda items was a proposal to ratify the General Counsel’s direction to SJW and San Jose Water Company to submit an application for approval.

On June 13, 2018, SJW and San Jose Water Company responded to the General Counsel’s letter through its California regulatory counsel. In their response, SJW and San Jose Water Company stated their belief that, based on the relevant California statute and applicable CPUC precedent, CPUC approval is not required because the Merger of Equals would entail neither a merger of a public utility doing business in California nor an acquisition of control over a public utility doing business in California.

The section entitled “Background” on pages 10-16 of the Statement is further supplemented by adding the following at the end of such section:

On June 19, 2018, CTWS sent a letter to the PURA on behalf of SJW and CTWS withdrawing the joint application for approval of the merger in Connecticut filed by SJW and CTWS on May 7, 2018.

On June 21, 2018, California Water filed an Amendment No. 1 to the Schedule TO with the SEC.

Also on June 21, 2018, the CPUC held a meeting, the published agenda for which included a proposal to ratify the CPUC General Counsel’s direction to SJW and San Jose Water Company to submit for approval an application in connection with the Merger of Equals. During this meeting, however, the CPUC did not address the General Counsel’s letter and deferred any action with respect to the Merger of Equals until the CPUC’s July 12, 2018 meeting. SJW is unable to predict what action, if any, the CPUC will take with respect to the Merger of Equals at the CPUC’s July 12, 2018 meeting.

The text following the heading entitled “The Offer involves high execution risk due to the need for regulatory approval in California and significant debt financing.” on pages 18-19 of the Statement is deleted and replaced in its entirety with the following:

There is a significant risk that California Water’s proposed transaction will not close in a reasonable period of time, or at all, due to the potentially protracted regulatory review in California, which could be as long as the statutory maximum of 18 months. The Board noted that the CPUC’s regulatory approval of California Water’s acquisition of Dominguez Services Corporation, which was less than 20% of the current size of SJW, took 15 months to receive CPUC approval after the initial application was filed. Based upon the advice of California regulatory counsel, the Board believes that the CPUC could take even longer to review a potential acquisition of SJW. Among the factors that could result in a protracted regulatory review are the following:

•	California Water and SJW have overlapping corporate headquarters in San Jose, and the CPUC would likely want to understand the implications of the potential closure of one of the headquarters.

•	California Water does not operate a large urban utility and the CPUC would require it to demonstrate its capacity to do so.

•	California Water has indicated that it will have layoffs at the executive/officer level, which will likely lead the CPUC to review the effect of the transaction on SJW’s employees. We believe it is possible that unions would intervene in the proceeding as well, in order to obtain clarity regarding such matters as duties, security and pensions.

•	As more fully described below, the CPUC would need substantial time to scrutinize the highly leveraged nature of the transaction and the implications of such leverage on the operations of California Water’s California utilities.

With respect to the last of these factors, the Board noted that the substantial debt and equity financing that California Water would require in order to consummate the Offer—representing approximately 75% of California Water’s closing equity market capitalization on June 13, 2018, would exact regulatory scrutiny of the transaction by the CPUC. Moreover, as reported in California Water’s Form 10-Q for the quarter ended March 31, 2018, as of March 31, 2018, California Water had long-term debt of $521,594,000, inclusive of $5,924,000 of current maturities, and short-term borrowings of $275,100,000. Incurrence of a substantial amount of additional indebtedness, even if California Water is successful in replacing a portion of it with the issuance of additional equity, would likely result in downgrades to California Water’s credit ratings, which would increase its future borrowing costs. Increased borrowing costs, in turn, could reduce the amount of funds available to California Water to invest in needed capital expenditures to replace or improve its aging infrastructure. On June 12, 2018, S&P Global RatingsDirect downgraded its outlook of San Jose Water Company to “negative” from “stable,” citing “the possibility that SJW’s previously agreed-upon merger agreement with CTWS may not close as expected, resulting in high event risk, including the potential that SJW could be acquired by California Water in a manner that results in greater use of leverage” (names conformed). Similarly, on June 12, 2018, S&P Global RatingsDirect downgraded its outlook of California Water Service Co. to “negative” from “stable,” noting that [t]he negative outlook reflects increased event risk associated with a potential for California Water’s financial measures to weaken further in light of the announced cash tender offer” and “the announced cash Offer signals an aggressive shift in California Water’s financial policies that could result in lower ratings for California Water, collectively warranting the outlook revision” (terms conformed). See also California Water’s Form 10-K for the year ended December 31, 2017 (“We invest significant funds to replace or improve aging infrastructure such as property, plant and equipment. [. . .] Our ability to access the capital markets is affected by the ratings of certain of our debt securities. Standard & Poor’s Rating Agency issues a rating on California Water Service Company’s ability to repay certain debt obligations. The credit rating agency could downgrade our credit rating based on reviews of our financial performance and projections or upon the occurrence of other events that could impact our business outlook. Lower ratings by the agency could restrict our ability to access equity and debt capital. We can give no assurance that the rating agency will maintain ratings which allow us to borrow under advantageous conditions and at reasonable interest rates. A future downgrade by the agency could also increase our cost of capital by causing potential investors to require a higher interest rate due to a perceived risk related to our ability to repay outstanding debt obligations.”).

Unlike the Offer, SJW believes that no prior authorization of the CPUC is required for the Merger of Equals. In this regard, SJW notes that the relevant California statute requires prior commission approval only where (i) a public utility doing business in California is itself party to the merger or (ii) a third party acquires control over a public utility doing business in California—neither of which is the case with respect to the Merger of Equals. SJW further notes that its position is supported not only by the statute, but also by a thorough review of applicable CPUC precedent. SJW notes, however, that, by letter dated June 8, 2018, the General Counsel of the CPUC directed SJW and San Jose Water Company to submit an application to the CPUC seeking authorization of the Merger of Equals. On June 11, 2018, the CPUC published an agenda for a meeting to be held on June 21, 2018; included among the agenda items was a proposal to ratify the General Counsel’s direction to SJW and San Jose Water Company to submit an application for approval. On June 13, 2018, SJW and San Jose Water Company responded to the General Counsel’s letter through its California regulatory counsel. In their response, SJW and San Jose Water Company stated their belief that, based on the relevant California statute and applicable CPUC precedent, CPUC approval is not required because the Merger of Equals would entail neither a merger of a public utility doing business in California nor an acquisition of control over a public utility doing business in California. At its meeting on June 21, 2018, the CPUC did not address the General Counsel’s letter and deferred any action with respect to the Merger of Equals until the CPUC’s July 12, 2018 meeting. SJW is unable to predict what action, if any, the CPUC will take with respect to the Merger of Equals at the CPUC’s July 12, 2018 meeting.

If the CPUC were to determine that its prior authorization is required for the Merger of Equals, SJW believes that the CPUC’s review would be completed within six to 12 months, which is substantially less time than SJW believes would be required for the CPUC to review California Water’s proposed transaction. In this regard, SJW notes that the Merger of Equals presents none of the complications noted above with respect to the Offer: the Merger of Equals does not involve overlapping headquarters; SJW already runs a large urban water utility so would not be required to demonstrate that it can do so; the Merger of Equals involves no layoffs of any kind; and the Merger of Equals does not require the parties to incur any indebtedness or focus on the same type of synergies as would California Water’s proposed transaction.

Moreover, regulatory review of the Offer faces the added challenge of being a hostile offer. As California Water notes in its tender offer materials, there is no guarantee that the CPUC will allow California Water to apply for CPUC approval in the absence of cooperation from SJW.

As California Water notes in its tender offer materials, the Offer is also subject to the approvals required by the Public Utilities Commission of Texas. As SJW notes in its joint proxy statement/prospectus, the planned Merger of Equals is subject to the approvals required by the PURA and the Maine Public Utilities Commission. For additional information regarding the regulatory approvals applicable to the planned Merger of Equals, please see the section entitled “Regulatory Clearances Required for the Merger” on pages 137-38 of the joint proxy statement/prospectus on Amendment No. 2 to Form S-4 filed by SJW with the SEC on June 25, 2018.

The text following the heading entitled “The Board believes that the Offer price is below the price that prospective acquirors would be willing to pay in an acquisition of SJW, whether now or in the future.” on page 19 of the Statement is deleted and replaced in its entirety with the following:

The Board has not made a decision to sell the Company, but believes that the Offer price is below the price that prospective acquirors would be willing to pay were it to do so, whether now or in the future. The Board’s view is based on the expressions of interest that it has received from third parties over the years, including as described above under “Background of the Offer.” In this regard, the Board particularly noted that California Water’s own September 2017 proposal was for a higher price than the offer. The Board further took note of the fact that, on May 26, 2018, a representative of J.P. Morgan received an unsolicited call from a representative of Lazard, who indicated that Lazard represented an unnamed “strategic” company that had noted its potential interest in an acquisition of SJW if the Board were to pursue other strategic alternatives in the event the planned Merger of Equals did not occur and that, during the May 26, 2018 call, the representative of Lazard specifically noted that such unnamed company believed that, in such case, it could provide superior value as compared to other potential acquirers.

The Board also considered the potential ability of California Water and other potential acquirers to purchase SJW at a higher price than is offered in the Offer and concluded that, were it to consider a sale of the Company in the future, it would be in the SJW stockholders’ best interests for SJW to solicit offers from a number of prospective purchasers, including the unnamed strategic company represented by Lazard, and not just accept the unsolicited Offer from a single interested party, which is not the product of any negotiation by the Board but instead solely represents a price per Share presented by California Water. The Board further noted its belief that, were it to consider a sale of the Company in the future, the Company’s anticipated growth, whether or not the Merger of Equals is consummated, has the potential to increase the price that prospective acquirors would be willing to pay for SJW.

The section entitled “The Offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.” on pages 19-20 of the Statement is supplemented by adding the following at the end of such section:

The planned Merger of Equals is also subject to closing conditions, including the satisfaction or waiver by SJW or CTWS, as applicable, of each of the following:

•	approval by CTWS shareholders of the CTWS Merger Agreement;

•	approval by SJW stockholders of the amendment to the SJW certificate of incorporation contemplated by the CTWS Merger Agreement increasing the authorized Shares (the “SJW certificate of incorporation amendment”) and the issuance of Shares to CTWS shareholders pursuant to the planned Merger of Equals;

•	filing with and acceptance by the Secretary of State of the State of Delaware of the SJW certificate of incorporation amendment;

•	approval of the listing on the New York Stock Exchange of the shares of SJW common stock to be issued to CTWS shareholders pursuant to the planned Merger of Equals;

•	any required approvals having been obtained as provided by the CTWS Merger Agreement, including without limitation consents required by the Connecticut Public Utilities Regulatory Authority and the Maine Public Utilities Commission, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which has already occurred), and any pre-approvals of license transfers by the Federal Communications Commission;

•	the absence of a legal restraint that seeks to make illegal or prohibit the consummation of the planned Merger of Equals, the SJW certificate of incorporation amendment or the other transactions contemplated by the CTWS Merger Agreement;

•	effectiveness of the registration statement in connection with the CTWS Merger Agreement;

•	the satisfaction or waiver of certain additional conditions pursuant to the CTWS Merger Agreement, including without limitation the accuracy of each of SJW’s and CTWS’s representations and warranties and covenants as well as each such party’s performance of their respective obligations under and satisfaction of the conditions pursuant thereto;

•	the absence of a material adverse effect; and

•	the receipt by each of SJW and CTWS of certain certificates and opinions required to be delivered at the closing of the planned Merger of Equals.

For additional information regarding the closing conditions and other considerations applicable to the planned Merger of Equals, please see the section entitled “Conditions to Completion of the Merger” on pages 159-60 of the joint proxy statement/prospectus on Amendment No. 2 to Form S-4 filed by SJW with the SEC on June 25, 2018.

The section entitled “California Water has discretion to extend the Offer indefinitely.” on page 20 of the Statement is supplemented by adding the following at the end of such section:

According to the Schedule TO, an SJW stockholder may withdraw Shares previously tendered pursuant to the Offer pursuant to certain procedures, which require among other things proper written or facsimile transmission of a notice of withdrawal, prior to expiration of the Offer or, under certain circumstances, after August 6, 2018. Item 4 of the Schedule TO includes a full description of such withdrawal rights and procedures.

Item 4 on page 21 of the Statement is supplemented by adding the following at the end of such Item:

Note on Ownership of CTWS Securities

Stockholders should note that two executive officers and one non-employee director of the Company each held shares of CTWS common stock as of June 7, 2018. Mr. Thornburg, who was the chairman, chief executive officer and president of CTWS until September 28, 2017 and an employee of CTWS until October 15, 2017, held 25,749 fully vested shares of CTWS common stock and 126,662 fully vested CTWS deferred share units (which were to be settled on June 15, 2018 for 126,662 shares plus additional shares attributable to dividend equivalents credited to the deferred share units). Mr. Lynch held 250 shares of CTWS common stock in an IRA account which were acquired on May 6, 2016; in addition, Mr. Lynch is the custodian of two custodial accounts established for the benefit of his children holding 46 shares of CTWS common stock, all of which were acquired on April 6, 2016. Mr. Bishop held 500 shares of CTWS common stock which were acquired on November 25, 2014.

Item 5.	Persons/Assets to be Retained, Employed, Compensated or Used

The first paragraph in Item 5 on page 21 of the Statement is deleted and replaced in its entirety with the following:

The Company has retained J.P. Morgan to act as financial advisor to the Company in connection with the Merger of Equals and related matters.

J.P. Morgan is acting as financial advisor to the Board in connection with the Merger of Equals and, under the terms of its engagement letter, received $1.5 million following the delivery of its fairness opinion in connection with the SJW board of directors’ approval of the transactions contemplated by the

CTWS Merger Agreement. In addition, for serving in this capacity, J.P. Morgan will be entitled to receive (i) (A) approximately $2.5 million payable upon receipt of SJW stockholder approval of the issuance of Shares to CTWS shareholders pursuant to the Merger of Equals and the SJW certificate of incorporation amendment, against which will be credited the previously received $1.5 million fee in respect of the delivery by J.P. Morgan of its fairness opinion, and (B) an aggregate fee of $7.5 million upon consummation of the Merger of Equals, against which will be credited the previously received $2.5 million fee in respect of the receipt of SJW stockholder approval noted in (i)(A), or (ii) if the Offer is consummated, an aggregate fee equal to approximately $16 million upon the consummation of the Offer, against which will be credited any fees previously received by J.P. Morgan. Also, at its sole discretion, the Company may pay J.P. Morgan a discretionary fee of $2.5 million based on its evaluation of J.P. Morgan’s performance under the engagement letter, upon the consummation of the Merger of Equals or the Offer. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have not had any other material financial advisory or other material commercial or investment banking relationships with the Company or CTWS. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or CTWS for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Item 6.	Interest in Securities of the Subject Company

Item 6 on page 21 of the Statement is deleted and replaced in its entirety with the following:

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as set forth below:

•	On April 25, 2018, each of Katharine Armstrong, Walter J. Bishop, Douglas R. King, Gregory P. Landis, Debra C. Man, Daniel B. More and Robert A. Van Valer was granted an award of restricted stock units covering 1,055 Shares under the LTIP which will vest in full upon the non-employee director’s continuation in Board service through the day immediately preceding the date of the Company’s 2019 annual stockholder meeting subject to accelerated vesting on a change in control of the Company.

•	On April 25, 2018, each of Katharine Armstrong, Walter J. Bishop, Douglas R. King, Gregory P. Landis, Debra C. Man, Daniel B. More and Robert A. Van Valer was issued 1,155 Shares upon vesting of restricted stock unit awards granted to each such individual under the LTIP on April 26, 2017. Ms. Armstrong and Messrs. Bishop and King transferred such shares to their respective family trusts.

•	On April 30, 2018, Andrew R. Gere vested in 167 Shares pursuant to a restricted stock unit award granted on April 29, 2015 under the LTIP; 57 Shares were withheld by the Company to cover withholding taxes using a price per share equal to $60.45 and he was issued 110 Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

SJW GROUP

	By:	/s/ Eric W. Thornburg
Name: Eric W. Thornburg
Title: Chairman of the Board, President and Chief Executive Officer

Dated: June 26, 2018